UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934*

School Specialty, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

807864103
(CUSIP Number)

Adam J. Reback
c/o J. Goldman & Co., L.P.
510 Madison Avenue
New York, New York 10022
(212) 262-4268
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 4, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 807864103

1.	Names of Reporting Persons

J. GOLDMAN MASTER FUND, L.P.

2.	Check the Appropriate Box if a Member of a Group

(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds

WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐

6.	Citizenship or Place of Organization

BRITISH VIRGIN ISLANDS

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	49,959
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	49,959
	10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

49,959

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

☐

13.	Percent of Class Represented by Amount in Row (11)

4.996%

14.	Type of Reporting Person

PN

CUSIP No. 807864103

1.   Names of Reporting Persons

    J. GOLDMAN & CO., L.P.

2.   Check the Appropriate Box if a Member of a Group

    (a) ☐
    (b) ☐

3.   SEC Use Only

4.   Source of Funds

    AF, OO

5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

    ☐

6.   Citizenship or Place of Organization

    DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With			
	7.	Sole Voting Power	49,959
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	49,959
	10.	Shared Dispositive Power	0

11. Aggregate Amount Beneficially Owned by Each Reporting Person

    49,959

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares

    ☐

13. Percent of Class Represented by Amount in Row (11)

    4.996%

14. Type of Reporting Person

    PN, IA

CUSIP No. 807864103

1. Names of Reporting Persons

   J. GOLDMAN CAPITAL MANAGEMENT, INC.

2. Check the Appropriate Box if a Member of a Group

   (a) ☐
   (b) ☐

3. SEC Use Only

4. Source of Funds

   AF, OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

   ☐

6. Citizenship or Place of Organization

   DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	49,959
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	49,959
	10.	Shared Dispositive Power	0

11. Aggregate Amount Beneficially Owned by Each Reporting Person

    49,959

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares

    ☐

13. Percent of Class Represented by Amount in Row (11)

    4.996%

14. Type of Reporting Person

    CO

CUSIP No. 807864103

1.	Names of Reporting Persons		
	JAY G. GOLDMAN		

2.	Check the Appropriate Box if a Member of a Group
	(a) ☐
	(b) ☐

3.	SEC Use Only

4.	Source of Funds
	AF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
	☐

6.	Citizenship or Place of Organization
	NEW YORK

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	49,959
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	49,959
	10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	49,959

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
	☐

13.	Percent of Class Represented by Amount in Row (11)
	4.996%

14.	Type of Reporting Person
	IN

This Amendment No. 2 to Schedule 13D ("Amendment No. 2") amends and supplements the prior statement on Schedule 13D as filed on June 21, 2013, as amended by Amendment No. 1 thereto filed on March 30, 2017 ("Amendment No. 1") by J. Goldman Master Fund, L.P. ("Master Fund"), J. Goldman & Co., L.P. ("JGC"), J. Goldman Capital Management, Inc. ("JGCM"), and Jay G. Goldman (collectively, "Reporting Persons"), related to the common stock, par value $0.001 per share ("Common Stock") of School Specialty, Inc. ("Issuer"), a Delaware corporation. Each item below amends and supplements the information disclosed under the corresponding item of the Schedule 13D. Except as indicated herein, the information set forth in the Schedule 13D remains unchanged in all material respects. This Amendment No. 2 is being filed by the Reporting Persons in connection with the sale of 8,739 shares of the Common Stock.

This is the final amendment to the Initial Schedule 13D and an exit filing for the Reporting Persons.

Item 3. **Source and Amount of Funds or Other Consideration**

Item 3 of the Schedule 13D is hereby amended and supplemented by adding thereto the following information:

Since Amendment No. 1 was filed, 8,739 shares of Common Stock for which the Reporting Persons were reporting beneficial ownership were sold in open market transactions between April 4, 2017, and May 4, 2017, at average prices ranging from $121.35 per share to $126.00 per share.

Item 4. **Purpose of Transaction**

Item 4 of the Schedule 13D is hereby amended and supplemented by adding thereto the following information:

The purpose of filing this Amendment No. 2 is to update the beneficial ownership of the Reporting Persons previously disclosed as a result of the transaction of the Common Stock described in Item 3.

Item 5. **Interest in Securities of the Issuer**

Item 5 of the Schedule 13D is hereby amended and supplemented by adding thereto the following information:

(a)   The approximate percentages of Common Stock reported as beneficially owned by the Reporting Persons are based upon the 1,000,004 shares of Common Stock outstanding as of February 28, 2017 as reported in the Issuer's Form 10-K filed with the Securities and Exchange Commission on March 15, 2017.

As of the close of business on May 4, 2017, the Master Fund beneficially owned 49,959 shares of Common Stock, The Master Fund has sole power to vote and dispose of the 49,959 shares of Common Stock that it holds. These 49,959 shares of Common Stock constitute approximately 4.996% of the shares of Common Stock outstanding. Each of JGC, as the investment adviser of the Master Fund, JGCM, as the general partner of JGC, and Mr. Goldman, as the President of JGC and sole director of JGCM, may be deemed to beneficially own the 49,959 shares of Common Stock owned by JGC.

(b)   By virtue of their respective positions with the Master Fund, each of JGC, JGCM, and Mr. Goldman may be deemed to have sole power to vote and dispose of the 49,959 shares of Common Stock that the Master Fund has sole power to vote and dispose of.

(c)   Except as described above, the Reporting Persons have not engaged in any other transactions with respect to the Issuer's Common Stock in the past sixty (60) days.

(d)   No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock reported in this Schedule 13D.

(e)   Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 5, 2017

J. GOLDMAN MASTER FUND, L.P.
By: J. Goldman & Co., L.P., as Investment Adviser

By: /s/ Jay G. Goldman
Name: Jay G. Goldman
Title: President

J. GOLDMAN & CO., L.P.
By: /s/ Jay G. Goldman
Name: Jay G. Goldman
Title: President

J. GOLDMAN CAPITAL MANAGEMENT, INC.
By: /s/ Jay G. Goldman
Name: Jay G. Goldman
Title: Director

/s/ Jay G. Goldman
JAY G. GOLDMAN

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT 99.1 - JOINT FILING AGREEMENT

Pursuant to 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby confirm the agreement by and among them to join in the filing on behalf of each of them of a Statement on Schedule 13D and any and all amendments thereto, and that this Agreement be included as an Exhibit to such filing.

This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

IN WITNESS WHEREOF, the undersigned have executed this Agreement.

Date: June 21, 2013
J. GOLDMAN MASTER FUND, L.P.
By: J. Goldman & Co., L.P., as Investment Adviser

By: /s/ Jay G. Goldman
Name: Jay G. Goldman
Title: President

J. GOLDMAN & CO., L.P.
By: /s/ Jay G. Goldman
Name: Jay G. Goldman
Title: President

J. GOLDMAN CAPITAL MANAGEMENT, INC.
By: /s/ Jay G. Goldman
Name: Jay G. Goldman
Title: Director

/s/ Jay G. Goldman
JAY G. GOLDMAN